UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                 ----------------------------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           WHG RESORTS & CASINOS INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  929-24B-105
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                          Dedham, Massachusetts 02026
                           Telephone: (617) 461-1600
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 21, 1997
            (Date of Event which Requires Filing of this Statement)


                -------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /.

CUSIP No.       929-24B-105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        SUMNER M. REDSTONE
- --------------------------------------------------------------------------
        S.S. No.
- -------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

/  /    (a)---------------------------------------------------------------
- --------------------------------------------------------------------------

/  /    (b)---------------------------------------------------------------
- --------------------------------------------------------------------------

(3)     SEC Use Only------------------------------------------------------
- --------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)     N/A
                                             -----------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).-------------------------------------------------------------

(6)     Citizenship or Place of Organization    United States
                                             -----------------------------
- ----------
Number of       (7)     Sole Voting Power               1,729,425
  Shares                                     -----------------------------
Beneficially    (8)     Shared Voting Power  -----------------------------
 Owned by
   Each         (9)     Sole Dispositive Power          1,729,425*
Reporting                                      ---------------------------
 Person        (10)     Shared Dispositive Power                0
  With                                            ------------------------
- ---------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                1,729,425
- --------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)--------------------------------------------------------
- --------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  28.58%
                                                       -------------------
(14) Type of Reporting Person (See Instructions)         IN
                                                  ------------------------


*Includes shares owned by National Amusements, Inc.

CUSIP No.  929-24B-105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        NATIONAL AMUSEMENTS, INC.
- --------------------------------------------------------------------------
        I.R.S. Identification No. 04-2261332
- --------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

/  /    (a)---------------------------------------------------------------
- --------------------------------------------------------------------------

/  /    (b)---------------------------------------------------------------
- --------------------------------------------------------------------------

(3)     SEC Use Only------------------------------------------------------
- --------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)     N/A
                                             -----------------------------
- --------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).----------------------------------------------------

(6)     Citizenship or Place of Organization    Maryland
                                             -----------------------------

- ----------
Number of       (7)     Sole Voting Power               870,975
  Shares                                     -----------------------------
Beneficially    (8)     Shared Voting Power             0
 Owned by                                    -----------------------------
  Each          (9)     Sole Dispositive Power          870,975
Reporting                                       --------------------------
  Person       (10)     Shared Dispositive Power                0
  With                                            ------------------------
- ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                            870,975
- --------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)--------------------------------------------------------
- --------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  14.4%
                                                        ------------------

(14)    Type of Reporting Person (See Instructions)     CO
                                                    ----------------------

Item 1. Security and Issuer.
        -------------------

     The class of equity securities to which this Statement on Schedule 13D relates is the voting common stock, $.01 par value per share (the "Common Shares"), of WHG Resorts & Casinos Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 6063 East Isla Verde Avenue, Caroline, Puerto Rico 00979.

Item 2. Identity and Background.
        -----------------------

     This Statement is being filed by Mr. Sumner M. Redstone, and National Amusements, Inc. ("NAI").

     NAI has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of Viacom. 75% of the issued and outstanding shares of capital stock of NAI are beneficially owned by Mr. Sumner M. Redstone, as trustee of various trusts.

     Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board, President and Chief Executive Officer of NAI and Chairman of the Board, Chief Executive Officer of Viacom Inc.

     The executive officers and directors of NAI are set forth on Schedule I attached hereto. Schedules I and II sets forth the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c)  Present   principal   occupation  or  employment  and  the  name,
               principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, neither of the Reporting Persons nor any person named in Schedules I, II and III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the directors of NAI, including Mr. Sumner M. Redstone, are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     The Common Shares were acquired by the Reporting Persons as a tax free dividend to holders of record of Common Stock, par value $.50 per share ("WMS Common Stock"), of WMS Industries Inc. ("WMS") as of March 31, 1997 (the "Record Date").

Item 4. Purpose of Transaction.
        ----------------------

     The Common Shares were acquired by the Reporting Persons as a tax free dividend on the basis of one Common Share of the Issuer for each four shares of WMS Common Stock owned as of the Record Date. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them. Notwithstanding the foregoing, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

          (a) NAI is currently the beneficial owner, with sole dispositive and shared voting power, of 870,975 shares, or approximately 14.4%, of the issued and outstanding Common Shares of the Issuer (based on the number of shares of WMS Common Stock that were reported by WMS to be issued and outstanding as of the Record Date).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 858,450 shares, or approximately 14.18%, of the issued and outstanding Common Shares of the Issuer (based on the number of common shares of WMS that were reported by the Issuer to be issued and outstanding as of the Record Date). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 870,975 shares of the issued and outstanding Common Shares of the Issuer, for a total of 1,729,425 Common Shares, or approximately 28.58% of the issued and outstanding Common Shares of the Issuer (based on the number of shares of WMS Common Stock that were reported by WMS to be issued and outstanding as of the Record Date).

          (c) Ms. Shari Redstone is currently the beneficial owner, with sole dispositive and voting power of 2,000 shares, or approximately .03% of the issued and outstanding Common Shares of the Issuer (based on the number of shares of WMS Common Stock that were reported by WMS to be issued and outstanding as of the Record
               Date).

          (d) Mr. Philippe P. Dauman is currently the beneficial owner, with sole dispositive and voting power of 1,250 shares, or .02% of the issued and outstanding Common Shares of the Issuer (based on the number of shares of WMS Common Stock that were reported by WMS to be issued and outstanding as of the Record Date).

          (e) Mr. George Abrams is currently the beneficial owner, with sole dispositive and voting power of 500 shares, or .01% of the issued and outstanding Common Shares of the Issuer(based on the number of shares of WMS Common Stock that were reported by the Issuer to be issued and outstanding as of the Record Date).

                                   Signatures
                         `         ----------


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


                                          /s/ Sumner M. Redstone
April 30, 1997                          ----------------------------------
                                                Sumner M. Redstone,
                                                Individually



                                        National Amusements, Inc.


                                        By:  /s/ Sumner M. Redstone
                                           -------------------------------
                                           Sumner M. Redstone
                                           Chairman, President and
                                           Chief Executive Officer

                                   Schedule I
                           National Amusements, Inc.
                               Executive Officers


                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone*              Viacom Inc.                  Chairman of the Board,      National Amusements, Inc.
                                 1515 Broadway                Chief Executive Officer     200 Elm Street
                                 New York, NY  10036          of Viacom Inc., Chairman    Dedham, MA  02026
                                                              of the Board, President
                                                              President, and Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.

Shari Redstone*                  National Amusements, Inc.    Executive Vice President    National Amusements,
                                 200 Elm Street               of National Amusements,     Inc.
                                 Dedham, MA  02026            Inc.                        200 Elm Street
                                                                                          Dedham, MA  02026

Jerome Magner                    National Amusements, Inc.    Vice President and          National Amusements, Inc.
                                 200 Elm Street               Treasurer of National       200 Elm Street
                                 Dedham, MA  02026            Amusements, Inc.            Dedham, MA  02026


                                                            DIRECTORS

George S. Abrams                 Winer & Abrams               Attorney                    Winer & Abrams
                                 60 State Street                                          60 State Street
                                 Boston, MA  02109                                        Boston, MA  02109

David Andelman                   Lourie and Cutler            Attorney                    Lourie and Cutler
                                 60 State Street                                          60 State Street
                                 Boston, MA  02109                                        Boston, MA  02109

Philippe P. Dauman               Viacom International Inc.    Deputy Chairman,            Viacom Inc.
                                 1515 Broadway                Executive Vice              1515 Broadway
                                 New York, NY  10036          President, General          New York, NY  10036
                                                              Counsel and Chief
                                                              Administrative Officer
                                                              of Viacom Inc.

Martin Davis                     Wellspring Associates Inc.   President of Wellspring     Wellspring Associates Inc.
                                 620 Fifth Avenue             Associates Inc.             620 Fifth Avenue
                                 New York, NY  10020                                      New York, NY  10020

Brent D. Redstone                c/o Showtime Networks Inc.   Director of National        National Amusements, Inc.
                                 8101 E. Prentice Avenue      Amusements, Inc.            200 Elm Street
                                 Suite 704                                                Dedham, MA  02026
                                 Engelwood, CO 80111

Phyllis Redstone                 98 Baldpate Hill Road        None                        N/A
                                 Newton Centre, MA  02159
                                 (Residence)


- -------------------
*Also a Director



                                   Page 8 of 8
